Exhibit 3.2

CERTIFICATE OF FIRST AMENDMENT TO THE
CERTIFICATE OF INCORPORATION
OF
MONITRONICS INTERNATIONAL, INC.
February 17, 2021
MONITRONICS INTERNATIONAL, INC., a corporation under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST. The Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware and a certificate of incorporation (the “Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on August 30, 2019.

SECOND. That the Board of Directors of said Corporation duly adopted resolutions proposing and declaring advisable the following amendment of said Corporation’s Certificate of Incorporation, as amended. The resolutions setting forth the proposed amendment are as follows:

Section 1 and Section 2 of Article XII the Certificate of Incorporation are hereby amended and restated in their entirety as follows:

1. Financial Statements and Periodic Reports.

(a) The Corporation shall cause to be prepared for the stockholders, at the Corporation’s expense, (i) with respect to each fiscal year of the Corporation, annual consolidated financial statements of the Corporation and its subsidiaries (including a balance sheet as of such fiscal year-end and statements of earnings, stockholders equity and cash flows for such fiscal year, including comparative figures for the preceding fiscal year), prepared in accordance with GAAP and audited by (and accompanied by the audit report of) a nationally recognized accounting firm and (ii) with respect to each of the first three quarters of the Corporation’s fiscal year, unaudited consolidated quarterly financial statements of the Corporation and its subsidiaries (including a balance sheet as of the end of such fiscal quarter and statements of earnings, stockholders equity and cash flows for such fiscal quarter, including year-to-date figures and comparative figures for the preceding fiscal year), prepared in accordance with GAAP (except that such financial statements may (A) be subject to normal year-end audit adjustments and (B) not contain all notes thereto that may be required under GAAP). The financial statements so furnished shall include the same monthly and quarterly financials and statements of cash flow as are provided by the Corporation to any financial institution.

(b) The Corporation shall furnish to its stockholders the above financial reports and other information at the respective times indicated, which obligation may (in the Corporation’s discretion) be satisfied by posting such information to a secure website or electronic data room to which all stockholders (and potential purchasers of all or a portion of a stockholder’s shares) are given access; provided, however that in each case such access may be conditioned on the party’s expressly agreeing to or acknowledging the confidentiality restrictions set forth in Section 2 below: quarterly unaudited financial statements within 60 days after the end of each fiscal quarter and annual audited financial statements within 120 days after the end of each fiscal year.

2. Non-Disclosure. Each stockholder agrees that all non-public and confidential information furnished to it pursuant to this Certificate of Incorporation (the “Confidential Information”) will be kept confidential and will not be disclosed by such stockholder, or by any of its agents, representatives or employees, in any manner whatsoever (other than to the Corporation, another stockholder or any person designated by the Corporation), in whole or in part, except that (a) each stockholder shall be permitted to disclose such information to those of its agents, representatives and employees who need to be familiar with such information in connection with such stockholder’s investment in the Corporation (collectively, “Representatives”), as well as to its direct or indirect sub-advisors and funding sources, investors and potential investors of such stockholder or its sub-advisors, and who in each case are apprised of the confidential nature of such information, (b) each stockholder shall be permitted to disclose information to the extent required by Law, so long as such stockholder shall have used its reasonable efforts to first afford the Corporation with a reasonable opportunity to contest the necessity of disclosing such information, (c) each stockholder shall be permitted to disclose such information to a potential purchaser of all or a portion of such stockholder’s Common Stock; provided, that such potential purchaser shall execute a customary confidentiality agreement containing terms not less restrictive than the terms set forth herein, (d) each stockholder shall be permitted to disclose information to the extent necessary for the enforcement of any right of such stockholder arising under this Certificate of Incorporation and (e) each stockholder shall be permitted to report to its direct or indirect shareholders, limited partners, members or other owners, lenders or investors, as applicable, regarding the general status and financial performance of its investment in the Corporation; provided, however, that information shall not be deemed Confidential Information for purposes of this Article XII, where such information (i) was already known to such stockholder (or its Representatives) at the time of disclosure, (ii) later becomes known to such stockholder by having been disclosed to such stockholder (or its Representatives) by a third person without any obligation of confidentiality imposed on such third person to such stockholder’s knowledge, (iii) is or becomes publicly known through no wrongful act of such stockholder (or its Representatives), or (iv) is independently developed by such stockholder (or its Representatives) without reference to any Confidential Information disclosed to such stockholder under this Certificate of Incorporation. Each stockholder shall be responsible for any breach of this Article XII by its Representatives.

THIRD. That thereafter, pursuant to a resolution of the Board of Directors and in lieu of a meeting of stockholders, the stockholders gave their approval of the aforesaid amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH. That the aforesaid amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FIFTH. That the aforesaid amendment shall be executed, filed and recorded in accordance with Section 103 of the General Corporation Law of the State of Delaware.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed as of the date first written above.

By:	/s/ William E. Niles
Name:	William E. Niles
Title:	Chief Executive Officer